Exhibit 99.1

CANGO INC. RECEIVES NYSE NOTIFICATION LETTER

SHANGHAI, November 13, 2019, /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced that on October 24, 2019 it received a notification letter (the “Notification Letter”) from The New York Stock Exchange (the “NYSE”) indicating that the Company is not currently in compliance with Section 802.01A of the NYSE Listed Company Manual (the “Manual”) relating to the continued listing standards for stockholders, including (i) number of total stockholders of at least 400 or (ii) number of total stockholders of at least 1,200, if the average monthly volume is less than 100,000 (for the most recent 12 months). Therefore, the Company is now subject to the procedures set forth in Sections 801 and 802 of the Manual.

The Notification Letter also states that the Company needs to respond within 90 days, which is no later than January 22, 2020, with a business plan (the “Plan”) that demonstrates how the Company expects to return to compliance with the first two standards within a maximum period of 18 months from receipt of the Notification Letter.

The Notification has no impact on listing or trading, as Cango’s American Depositary Shares will continue to be listed and traded on the NYSE.

The Company has timely acknowledged the Notification Letter and is working diligently to prepare the Plan. The Company has confidence in its business prospects and its willingness to take proactive measures to address the deficiency, and it anticipates that the deficiency will be cured and that it will return to compliance with the NYSE’s continued listing standards.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Caesar Cao

Cango Inc.

Tel: +86 21 3183 5088 ext.5521

Email: ir@cangoonline.com

Jack Wang

ICR Inc.

Tel: +1 (646) 405-5056

Email: ir@cangoonline.com